OPERATING AGREEMENT
OF
GREASE BOX, LLC

Effective Date: April 20, 2017

This Operating Agreement (the "Agreement") of **Grease Box, LLC**, a California limited liability company, is entered into by and between **Grease Box, LLC** and **Elizabeth Boelter**, the sole member (the "Member").

ARTICLE I. Formation of Company

1.1. Name.

The name of the limited liability company (the "Company") is **Grease Box, LLC**.

1.2. Formation.

The Company was formed on **April 19, 2017** pursuant to the California Revised Uniform Limited Liability Company Act, as amended from time to time, (the "Act") when its Articles of Organization ("Articles") were filed with the office of the Secretary of State of the State of California.

1.3. Principal Place of Business.

The Company's principal place of business is:

> **378 17th Street**
> **Oakland, CA 94612**

1.4. Agent for Service of Process.

The name and address of the Company's agent for service of process in California is:

> **Elizabeth Boelter**
> **378 17th Street**
> **Oakland, CA 94612**

The agent for service of process may be changed by the Member as provided in the Act.

1.5. Defects as to Formalities.

A failure to observe any formalities or requirements of this Agreement, the Articles or the Act shall not be grounds for imposing personal liability on the Member for the liabilities of the Company.

ARTICLE II. Business of Company

The business of the Company shall be to carry on any lawful business or activity which may be conducted by a limited liability company organized under the Act.

ARTICLE III. Member, Contribution, and Management

3.1. Name and Address of Member.

The Member's name and address is:

Elizabeth Boelter
747 54th Street, Apt. 4
Oakland, CA 94609

3.2. Contribution.

The Member shall make the contribution described on Exhibit A having the value there specified. No interest shall accrue on any contribution and the Member shall not have the right to withdraw or be repaid any contribution except as provided in this Agreement. The Member may, at the Member's sole discretion, make additional contributions, but, notwithstanding anything to the contrary in this Agreement, the Member shall have no obligation to do so.

3.3. Management.

The Company shall be managed by the Member, who may unilaterally act on behalf of the Company with or without a meeting and regardless of any financial interest the Member may have in such action. All decisions concerning the business affairs of the Company shall be made by the Member, and the affirmative consent (regardless of whether it is written, oral, or by course of conduct) of the Member shall constitute the consent of the Company for purposes of the Act, the Articles, and this Agreement. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for imparting personal liability on the Member for liabilities of the Company.

3.4. Management Rights.

Subject to the Act, the Articles, and this Agreement, the Member shall have authority to do every act consistent with the law. Actions by the Member shall bind the Company regardless of the purpose of the action. No person shall have any duty or obligation to inquire into the authority or power of the Member regarding the Member's actions on behalf of the Company.

3.5. Member Liability and Indemnification.

Except as otherwise provided by law, the Articles or this Agreement, a member shall have no personal liability, merely as a member, for any liabilities or losses of the Company beyond the member's contributions.

The Company shall indemnify the Member for all costs, losses, liabilities, and damages paid or accrued by such Member in connection with the business of the Company, or because the Member is a member, and shall, at the discretion of the Member, advance expenses incurred by the Member in connection with the business of the Company, or in any legal action arising from action taken by the Member in connection with the business of the Company, all to the fullest extent provided or allowed by the laws of California. The Company may, in its sole discretion, also indemnify any or all employees or agents of the Company for all costs, losses, liabilities and damages paid or accrued by the agent or employee in connection with the business of the Company to the fullest extent provided or allowed by the laws of California.

3.6. Compensation.

The Member shall be reimbursed for all reasonable expenses incurred on behalf of the Company and shall be entitled to reasonable compensation for time spent managing the Company, in an amount to be determined from time to time by the Member.

3.7. Duty of Loyalty.

The Member may have and engage in business and investment interests and activities other than the Company, and need not account to the Company for profits or remuneration gained thereby.

3.8. Other Self Interest.

The Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interests. The Member may lend money to and transact other business with the Company, and the rights and obligations of the Member in such transactions shall be the same as those of a person who is not a member. No transactions with the Company shall be voidable solely because the Member has a direct or indirect interest in the transaction.

ARTICLE IV. Taxes

4.1. Elections.

The Member may make any tax elections for the Company allowed under the Internal Revenue Code of 1986 as amended from time to time ("Code") or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

4.2. Taxes of Taxing Jurisdictions.

To the extent that the laws of any taxing jurisdiction require, the Member will prepare and the Member will execute and submit an agreement indicating that the Member will make timely income tax payments to the taxing jurisdiction and that the Member accepts personal jurisdiction of the taxing jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest, and penalties assessed on such income, if such agreement is required by the taxing jurisdiction. If the Member fails to provide such agreement, the Company may withhold and pay over to such taxing jurisdiction the amount of tax, penalty and interest determined under the laws of the taxing jurisdiction with respect to such income. Any such payments with respect to the income of the Member shall be treated as a distribution for purposes of Article 5.

ARTICLE V. Distributions

The Company may make distributions at such times and in such amounts as determined by the Member. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company.

ARTICLE VI. Disposition of Membership Interest and Admission of Assignees and Additional Members

6.1. Disposition.

The Member's membership interest is transferable either voluntarily or involuntary by operation of law as stated in this Section.

a) Voluntary Transfer. The Member may dispose of all or a portion of the Member's membership interest voluntarily. Upon the disposition of a portion of the Member's membership interest, the transferee shall be admitted as a substitute member as to the transferred interest upon the completion of the transfer without further action. Upon the transfer of the Member's entire membership interest (other than a temporary transfer or transfer as a pledge or security interest), the Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement, except that the Member shall have the right to such information as may be necessary for the computation of the Member's tax liability.

b) Involuntary Transfer. In the case of a creditor's charging order or lien on the Member's membership interest, bankruptcy of a Member, or other involuntary transfer of the Member's membership interest (each, an "Involuntary Transfer"), the creditor, transferee or other claimant, shall have no right to become a member of the Company, or to participate in the management of the business and affairs of the Company as a member or manager under any circumstances, and shall be entitled only to receive the share of profits and losses, and the return of capital, to which the Member would otherwise have been entitled. The Member whose interest is the subject of the Involuntary Transfer, may elect, by written notice that is provided to the creditor, transferee or other claimant, at any time, to purchase all or any part of membership interest that was the subject of the Involuntary Transfer, at a price that is equal to one-half (1/2) of the book value of such interest, adjusted for profits and losses to the date of purchase. The Member and the Company agree that such valuation is a good-faith attempt at fixing the value of the interest, after taking into account that the interest does not include all of the rights of a member of the Company.

c) In the event that a sole Member's membership interest is the subject of an Involuntary Transfer, and the Member elects not to purchase the membership interest pursuant to the procedure described in Section 6.1(b), the Company shall dissolve.

6.2. Admission of Additional Members.

The Member may, in the Member's sole discretion, admit additional members and determine the capital contributions of such additional members.

ARTICLE VII. Dissolution and Winding Up

7.1. Dissolution.

The Company shall be dissolved and its affairs wound up, only upon the following events:

a) As described in Section 6.1(c) of this Agreement;
b) By will of the Member;
c) The passage of 90 consecutive days during which the Company has no members, except on the death of the Member, the status of the Member, including a membership interest, may pass to the heirs, successors, and assigns of the Member by will or applicable law; or
d) Entry of a decree of judicial dissolution.

Notwithstanding any provision of the Act to the contrary, and except as otherwise provided in the immediately preceding sentence, the Company shall continue and shall not dissolve as a result of the death, retirement, resignation, expulsion, bankruptcy, or dissolution of any Member or any other event that terminates the continued membership of the Member.

7.2. Effect of Dissolution.

Upon dissolution, the Company shall cease carrying on business, but the Company is not terminated and shall continue until the winding up of the affairs of the Company is completed and a Certificate of Dissolution has been filed with the Secretary of State of the State of California.

7.3. Distribution of Assets on Dissolution.

Upon the winding up of the Company, the company's assets shall be distributed as follows:

a) to creditors, including the Member if Member is also a creditor, to the extent permitted by law, in satisfaction of Company liabilities; then
b) to the Member.

Such distributions shall be in cash, property other than cash, or partly in both, as determined by the Member.

7.4. Winding Up and Certificate of Dissolution.

The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefore has been made, and all of the remaining property and assets of the Company have been distributed to the Member. Upon the completion of winding up of the Company, the Member or other person designated by the Member shall deliver a Certificate of Dissolution, setting forth the information required by the Act, to the Secretary of State of the State of California for filing. In addition, after the winding up of the Company's affairs has been completed, the Company shall file a Certificate of Cancellation of the Articles with the Secretary of State of the State of California.

ARTICLE VIII. Miscellaneous Provisions

8.1. Governing Law.

This Agreement shall be construed and enforced in accordance with the laws of California and the Act.

8.2. Amendments.

This Agreement may be amended or modified from time to time only by a written instrument adopted by the Member and the Company and executed by the Member and the Company.

8.3. Entire Agreement.

This Agreement represents the entire agreement between the Member and the Company.

8.4. Rights of Creditors and Third Parties Under Operating Agreement.

This Agreement is entered into between the Company and the Member for the exclusive benefit of the Company, its Member, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Member with respect to any capital contribution or otherwise.

Remainder of this page intentionally left blank.

Executed by the parties effective as of the Effective Date first written above.

COMPANY:

Grease Box, LLC

DocuSigned by:

By: ______________________________

Elizabeth Boelter, Sole Member

MEMBER:

DocuSigned by:

____

Elizabeth Boelter

I, **Hae Yong Min**, spouse of **Elizabeth Boelter**, have read and hereby approve the foregoing Operating Agreement. In consideration of the Company's granting my spouse the membership interest as set forth in the Agreement, I hereby agree to be bound irrevocably by the Agreement and further agree that any community property or other such interest that I may have in the membership interest shall hereby be similarly bound by the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to any amendment or exercise or waiver of any rights under the Agreement.

DocuSigned by:

4BB6EF664D314C1...

Hae Yong Min

EXHIBIT A

Grease Box, LLC Member Schedule

As of: April 20, 2017

Name	Address	Capital Contribution	Percentage Interest
Elizabeth Boelter	747 54th Street Apt. 4 Oakland, CA 94609	$ 500	100.0%